UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o Heat Biologics, Inc.

801 Capitola Drive

Durham, NC 27713

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102                                              13D                                              Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Wolf
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,553,373*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,553,373*
WITH	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,373*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
✓

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%*
14		TYPE OF REPORTING PERSON IN

———————

*

Based on 26,513,464 shares of common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”), outstanding as of February 1, 2017.  When Mr. Wolf filed his initial Schedule 13D on July 29, 2013, the Company had only 6,086,942 Common Shares outstanding. Mr. Wolf has never sold any Common Shares; however, the increase in the Company’s outstanding Common Shares since July 2013 accounts for the decrease in the percentage of Common Shares beneficially owned by Mr. Wolf. As of the filing date of this Amendment No. 1 to Schedule 13D (“Amendment No. 1”), Mr. Wolf held 4,881 Common Shares directly, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), held 695,653 Common Shares and Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), held 536,862 Common Shares.  Mr. Wolf serves as the managing member of both Orion and Seed-One. Mr. Wolf is deemed to beneficially own the shares held by such entities as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities. Does not include 86,957 Common Shares beneficially owned by

CUSIP No. 42237K 102                                              13D                                              Page 3 of 9 Pages

Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”)) that he may have in such entities. In addition, if the Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by the Company and the market capitalization of the Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding Common Shares, with an exercise price equal to the then current market price as determined in good faith by the board of directors of the Company. In addition, as of the date of this Amendment No. 1, Mr. Wolf has been issued: (i) options to purchase an aggregate of 526,209 Common Shares, of which 265,977 shares are vested and currently exercisable or exercisable within 60 days of the date hereof and are included in the beneficial ownership of Mr. Wolf; and (ii) 200,000 restricted stock units of which 50,000 shares are vested and currently issuable or issuable within 60 days of the date hereof and are included in the beneficial ownership of Mr. Wolf.  Mr. Wolf possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, Orion and Seed-One.  As a result of the foregoing, as of the filing date of this Amendment No. 1, Mr. Wolf is deemed to beneficially own an aggregate of 1,553,373 Common Shares, or 5.79% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orion Holdings V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 695,653*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 695,653*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,653 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.62%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based on 26,513,464 Common Shares of the Company outstanding as of February 1, 2017.  As of the filing date of this Amendment No. 1, Orion held 695,653 Common Shares.  As a result of the foregoing, as of the filing date of this Amendment No. 1, Orion is deemed to beneficially own 695,653 Common Shares, or 2.62% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seed-One Holdings VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 536,862*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0*
WITH	10	SHARED DISPOSITIVE POWER 536,862*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,862*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based on 26,513,464 Common Shares outstanding as of February 1, 2017.  As of the filing date of this Amendment No. 1, Seed-One held 536,862 Common Shares.  As a result of the foregoing, as of the filing date of this Amendment No. 1, Seed-One is deemed to beneficially own 536,862 Common Shares, or 2.0% of the outstanding Common Shares.

CUSIP No. 42237K 102                                              13D                                              Page 6 of 9 Pages

Item 1.

Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), filed by Mr. Wolf, Orion, and Seed-One.  Mr. Wolf, Orion and Seed-One are collectively referred to as the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D.

The class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 801 Capitola Drive, Durham, North Carolina 27713.

Item 2.

Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One. The address of the principal business office of Mr. Wolf and each of Orion and Seed-One is c/o Heat Biologics, Inc., 801 Capitola Drive, Durham, North Carolina 27713. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

As of the date of this Amendment No. 1, Mr. Wolf was granted options to purchase an aggregate of 526,209 Common Shares and restricted stock units to acquire an aggregate of 200,000 Common Shares as consideration for Mr. Wolf’s service as Chief Executive Officer of the Company.  In addition, Mr. Wolf purchased an aggregate of 2,500 Common Shares in three separate open market transactions for prices ranging from $4.05 to $4.15 per share.  These 2,500 Common shares were acquired by Mr. Wolf with personal funds for investment purposes.

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On January 2, 2017, the Company approved an amendment, effective January 1, 2017, to its Employment Agreement with Jeffrey Wolf, initially dated December 18, 2009, as amended on January 20, 2014, January 11, 2016 and April 1, 2016 to provide for a 3% cost of living adjustment to Mr. Wolf’s annual base salary.  The Amendment dated January 1, 2017 was also amended to include a provision that provides the Company’s Board of Directors (the “Board”) or a committee thereof the authority and discretion to review and adjust on an annual basis the annual base salary of Mr. Wolf in an amount that reflects the current rate of inflation.  The information contained in this Amendment No. 1 regarding the Employment Agreement between the Company and Mr. Wolf and each amendment thereto is qualified in their entirety by a copy of each of these agreements, which are included hereto as Exhibits 2, 3, 4, 5 and 6, respectively, and are incorporated herein by reference.

CUSIP No. 42237K 102                                              13D                                              Page 7 of 9 Pages

On December 30, 2016, the Board awarded Mr. Wolf: (i) options to purchase 75,000 Common Shares, which options expire in 10 years and have an exercise price of $0.86 per share, and (ii) 75,000 restricted stock units, subject to the terms and conditions of the Company’s Restricted Stock Unit Award Agreement, the form of which is attached hereto at Exhibit 7.  In addition, on January 2, 2017, the Board awarded Mr. Wolf: (a) options to purchase 125,000 Common Shares, which options expire in 10 years and have an exercise price of $0.87 per share, and (b) 125,000 restricted stock units.  Each restricted stock unit awarded to Mr. Wolf represents the right to receive one Common Share on the applicable vesting date. These restricted stock units vest pro rata over a three-year period, beginning on the grant date, subject in certain cases to, among other things, the recipient’s continued employment by the Company or service on the vesting date. As such, the restricted stock units awarded to Mr. Wolf vest as follows: (i) one-fourth vest on the date of the grant; (ii) an additional one-fourth vest on the first anniversary of the date of the grant; (iii) an additional one-fourth vest on the second anniversary of the date of the grant; and (iv) the final one-fourth vest on the third anniversary of the date of the grant.  These awards were in addition to a year end cash bonus in the amount equal to each of the target bonus amount per the terms of Mr. Wolf employment agreement.  The description of the restricted stock units is qualified in its entirety by reference to the terms and conditions of the form of Restricted Stock Unit Award Agreement thereunder, a copy of which is attached hereto at Exhibit 7. The options awarded to Mr. Wolf are exercisable for a period of ten years from the grant date and vest monthly on a pro rata basis over a four-year period of time and have an exercise price as set forth above.

Item 5.

Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the aggregate number and percentage of Common Shares deemed beneficially owned by the Reporting Persons (based on 26,513,464 Common Shares outstanding as of February 1, 2017) are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Wolf: 1,553,373* (ii) Orion: 695,653*	5.79% 2.62%
	(iii) Seed-One: 536,862*	2.0%

(b)	Number of Common Shares as to which Mr. Wolf has:
(i) Sole power to vote or to direct the vote: 1,553,373*
(ii) Shared power to vote or to direct the vote: 0*
(iii) Sole power to dispose or to direct the disposition of: 1,553,373*
(iv) Shared power to dispose or to direct the disposition of: 0*

Number of Common Shares as to which Orion has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 695,653*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 695,653*

Number of Common Shares as to which Seed-One has:
(i) Sole power to vote or to direct the vote: 0*
(ii) Shared power to vote or to direct the vote: 536,862*
(iii) Sole power to dispose or to direct the disposition of: 0*
(iv) Shared power to dispose or to direct the disposition of: 536,862*

———————

*

Based on 26,513,464 Common Shares outstanding as of February 1, 2017.  When Mr. Wolf filed his initial Schedule 13D on July 29, 2013, the Company had only 6,086,942 Common Shares outstanding. Mr. Wolf has never sold any Common Shares; however, the increase in the Company’s outstanding Common Shares since July 2013 accounts for the decrease in the percentage of Common Shares beneficially owned by Mr. Wolf. As of the filing date of this Amendment No. 1, Mr. Wolf is the beneficial owner of: (a) 4,881 Common Shares held directly by him; (b) 265,977 stock options to purchase 265,977 Common Shares, which options are currently exercisable or exercisable within 60 days of the date hereof; (c) 50,000 restricted stock units to acquire 50,000 Common Shares, which restricted stock units are currently vested or will vest within 60 days

CUSIP No. 42237K 102                                              13D                                              Page 8 of 9 Pages

of the date hereof; (d) 695,653 Common Shares held by Orion; and (e) 536,862 Common Shares held by Seed-One.  Mr. Wolf is deemed to beneficially own the shares held by Orion and Seed-One as in his role as the managing member he has the control over the voting and disposition of any shares held by these entities. Does not include 86,957 Common Shares beneficially owned by Mr. Wolf’s children’s trust, of which Mr. Wolf is not the trustee. Mr. Wolf disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a–1(a)(2) promulgated under the Act) that he may have in such entities. In addition, if the Company is traded on a recognized national exchange or NASDAQ while Mr. Wolf is employed by us and the market capitalization of the Company is in excess of $250 million for at least five consecutive trading days, then Mr. Wolf will be entitled to receive an additional stock option equal to 2% of the then outstanding Common Shares, at an exercise price equal to the then current market price as determined in good faith by the board of directors.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.

Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement
Exhibit 2:

Employment Agreement between the Company and Jeffrey Wolf, dated December 18, 2009 (previously filed as an exhibit to the Registration Statement on Form S-1 with the Securities and Exchange Commission on May 6, 2013 (File No. 333-188365).

Exhibit 3:

Amendment to Employment Agreement between the Company and Jeffrey Wolf, dated January 20, 2014 (previously filed as an exhibit to the Current Report on Form 8-K with the Securities and Exchange Commission on January 21, 2014 (File No. 001-35994).

Exhibit 4:

Amendment to Employment Agreement between the Company and Jeffrey Wolf, dated January 11, 2016 (previously filed as an exhibit to the Current Report on Form 8-K with the Securities and Exchange Commission on January 15, 2016 (File No. 001-35994).

Exhibit 5:

Amendment to Employment Agreement between the Company and Jeffrey Wolf, dated April 1, 2016 (previously filed as an exhibit to the Current Report on Form 8-K with the Securities and Exchange Commission on April 1, 2016 (File No. 001-35994).

Exhibit 6:

Amendment to Employment Agreement between the Company and Jeffrey Wolf, dated January 2, 2017 (previously filed as an exhibit to the Current Report on Form 8-K with the Securities and Exchange Commission on January 4, 2017 (File No. 001-35994).

Exhibit 7:	Form of Restricted Stock Unit Award Agreement (previously filed as an exhibit to the Current Report on Form 8-K with the Securities and Exchange Commission on January 4, 2017 (File No. 001-35994).

CUSIP No. 42237K 102                                              13D                                              Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 9th day of February, 2017, among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), and Seed-One Holdings VI, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.

Amendment No. 1 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of Heat Biologics, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.

Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Jeffrey Wolf
Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Jeffrey Wolf
Managing Member